SECURITIES AND EXCHANGE COMMISSION
                         Washington D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
   Information to be included in statements filed pursuant to Rule 13d-(a) and amendments thereto filed pursuant to Rule13d-2(a)
                               (Amendment No. 8)


                        General DataComm Industries, Inc.
                        ---------------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $.01 Per Share
                     --------------------------------------
                         (Title of Class of Securities)


                                    369487608
                                 --------------
                                 (CUSIP Number)


                                Howard S. Modlin
                       Weisman Celler Spett & Modlin, P.C.
                                 445 Park Avenue
                    New York, New York 10022, (212) 371-5400
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                December 9, 2005
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:
                                                                             [ ]

CUSIP No. 369487608                                                     13D
--------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Howard S. Modlin
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
(3)  SEC USE ONLY
--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS

     00
--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                                  (7)  SOLE VOTING POWER
                                       3,426,888          (Item 5)
NUMBER                            ----------------------------------------------
OF SHARES                         (8)  SHARED VOTING POWER
BENEFICIALLY OWNED BY EACH             None               (Item 5)
REPORTING PERSON WITH             ----------------------------------------------
                                  (9)  SOLE DISPOSITIVE POWER
                                       3,426,888          (Item 5)
                                  ----------------------------------------------
                                  (10) SHARED DISPOSITIVE POWER
                                       None               (Item 5)
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     (Item 5)

     3,426,888 shares
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [X]
--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     49.30%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

         ITEM 1.  Security and Issuer

         This Schedule 13D on the Common Stock of General DataComm Industries, Inc. (the "Issuer") is being filed on behalf of the undersigned Reporting Person (the "Schedule 13D").

         ITEM 2.  Identity and Background

         This statement is being filed by Howard S. Modlin, (the "Reporting Person).

         The foregoing person owns beneficially more than 5% of a class of equity securities of the Issuer.

         Howard S. Modlin has an office at 445 Park Avenue, 15th Floor, New York, NY 10022, and is Chairman of the Board, President, Chief Executive Officer and Secretary of the Issuer and has been an officer and director of the Issuer for the past five years. He is an attorney and President of Weisman Celler Spett & Modlin, P.C., a law firm, for the past five years.

         The Reporting Person is a citizen of the United States.

         During the past five years the Reporting Person has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

         ITEM 3. Source and Amount of Funds or Other Consideration. The Reporting Person received a Common Stock Warrant to acquire 2,084,204 shares of the Issuer's Common Stock at $.57-1/2 per share. The Warrant is exercisable immediately and expires seven years from issuance on December 8, 2012.

         ITEM 4. Purpose of Transaction. The purpose of the acquisition of the securities was to eliminate the conversion features of four convertible notes of the Issuer aggregating $800,000, and to amend and restate such notes and an additional note for $250,000 aggregating in total $1,050,000, by extending the term of such notes, 50% of each such note to be payable one year from the original due date and 50% of each such note to be payable two years from the original due date. The Reporting Person received the warrant in connection with such transactions. The transactions were approved by the Issuer's Board of Directors. The Reporting Person has no current plans which relate to or would result in:

                  (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer other than stock option grants under the Issuer's stock option plans;

                  (b) An extraordinary corporation transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                  (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (e) Any material change in the present capitalization or dividend policy of the Issuer;

                  (f) Any other material change in the Issuer's business or corporate structure;

                  (h) Causing a class of securities of the Issuer to be deleted from a national securities exchange;

                  (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

                  (j) Any action similar to any of those enumerated above; but the foregoing responses above do not apply to any such actions of the Issuer in the ordinary course of business which may result from actions taken by the Reporting Person as an executive officer or a director of the Issuer or its subsidiaries.

         ITEM 5.  Interest In Securities Of The Issuer

                  (a) The Class B Stock of the Issuer is convertible into the Issuer's Common Stock on a share for share basis. The aggregate number and percentage of securities to which this Schedule 13D relates is 3,426,888 shares of Common Stock and Class B Stock, representing 49.30% of 6,951,742 shares of Common Stock and Class B Stock of the Issuer. This number of shares outstanding is arrived at by taking the number of shares reported as being outstanding in the Issuer's Form 10-QSB for the quarter ended June 30, 2005 disclosing 3,328,872 shares of the Issuer's Common Stock outstanding, 664,978 shares of Class B outstanding and an aggregate of 3,993,850 shares of the Issuer's Common Stock and Class B Stock outstanding and adding thereto 1,050 shares if the Reporting Person were to exercise two out-of-the-money director stock options held by him described below plus 2,084,204 shares issuable on exercise of the warrant, 761,614 shares acquirable on exercise of the five year warrant issued in connection with a loan in September 2004 and 111,024 shares of the 551,121 shares acquirable in the next 60 days on exercise of a Stock Option issued January 26, 2005; the balance of such shares and the 551,121 shares acquirable under the option granted November 22, 2005 are not included in the calculation because they cannot be acquired in the next 60 days and only vest in 20% increments annually on the anniversary of grant.

         The Reporting Person is deemed to beneficially own the Common Stock as follows:

                                                   Shares of                    % of Common
                    Shares of       % of           Common Stock   Total of      Stock
                    Common Stock    Commmon Stock  if Converted   Common Stock  Outstanding as
Name                Deemed Owned    Outstanding    from Class B   Deemed Held*  Adjusted
----------------    ------------    -------------  ------------   ------------  -------------
Howard S. Modlin    2,966,945       47.19%         459,943        3,426,888     49.30%

* 9,053 of these shares are owned by the Reporting Person's law firm. Pursuant to Rule 13d-3 an additional 761,614 shares are deemed owned on exercise of a five year warrant issued September 30, 2004, 1,050 shares are deemed owned based on options to purchase Common Stock which could be exercised by the Reporting Person as follows: 450 at $37.50 per share and 600 at $26.875 per share, respectively, expiring March 4, 2008 and October 20, 2009 respectively, and 111,024 shares at 61 cents per share are deemed owned pursuant to an option for 551,121 shares expiring on January 24, 2015. The total does not include an aggregate of 99,722 shares of Common Stock or 2.92% of the outstanding shares consisting of (i) 11,200 shares of Common Stock and 3,400 shares of Class B Stock owned by the Reporting Person's wife, the beneficial ownership of which the Reporting Person disclaims, and (ii) an aggregate of 85,122 shares held as trustee for the benefit of two children of Charles P. Johnson, the Issuer's former Chairman, of which the Reporting Person is the sole trustee, the beneficial ownership of which the Reporting Person disclaims. Such shares held as trustee consist of 78,683 shares of Class B Stock convertible into a like number of shares of Common Stock, 4,607 shares of Common Stock and an additional 1,832 shares of Common Stock if 20,000 shares of the Issuer's 9% Cumulative Convertible Exchangeable Preferred Stock are converted into Common Stock at $136.50 per share. In calculating the aforesaid percentage of excluded shares, the amount of 1,832 shares acquirable on conversion of Preferred Stock and 78,683 plus 3,400 shares of Class B Stock convertible into like number of shares of common stock is added to the shares of the Issuer outstanding at June 30, 2005. The 45.63% is obtained by dividing the number of Common Stock shares deemed owned by the outstanding Common Stock increased by adding all shares acquirable on exercise or conversion in the next 60 days. The balance of the shares under the option expiring January 24, 2005 and the new Stock Option are not included because no such shares may be acquired in the next 60 days.

                  (b) The Reporting Person has the sole power to vote or direct the vote, and sole power to dispose or to direct the disposition, of the shares of the Issuer reported for him for his own benefit, as well as to direct the vote and dispose of the shares held by him as trustee.

                  (c) Information with respect to all transactions in the shares of the Issuer which were effected during the past sixty days by the Reporting Person is set forth on Schedule I annexed hereto and incorporated herein by reference.

                  (d)      Not applicable.

                  (e)      Not applicable.

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None except the four outstanding options previously granted by the Issuer reported in Item 5, the Amended and Restated Notes and Warrants issued to the Reporting Person and an Additional Senior Security Agreement, as amended securing the Amended and Restated Notes. The Reporting Person disclaims any interest in the Amended and Restated Notes issued to John L. Segall who has also previously loaned $300,000, $125,000 and $125,000 to the Issuer and whose Amended and Restated Notes are secured by such Additional Senior Security Agreement. The undersigned and Mr. Segall have no agreements whatsoever with respect to any securities of the Issuer except for the fact all Amended and Restated Notes are secured by the same Additional Senior Security Agreement.

         Item 7.  Material to be Filed as Exhibits

         1.       Warrant.

         2.       Fifth Amendment to Additional Senior Security Agreement

         3.       Amended and Restated $343,315.07 Promissory Note.

         4.       Amended and Restated $143,047.95 Promissory Note.

         5.       Amended and Restated $146,164.38 Promissory Note.

         6.       Amended and Restated $286,095.84 Promissory Note.

         7.       Amended and restated $279,794.52 Promissory Note.

SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  Dated:  December 15, 2005

                  /s/ HOWARD S. MODLIN
                  -------------------------------------
                  Howard S. Modlin by
                  Gerald Gordon, Attorney-in-fact

                                   SCHEDULE I
                           INFORMATION WITH RESPECT TO
                TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS
                 IN GENERAL DATACOMM INDUSTRIES, INC. SECURITIES


                                     Shares Acquirable on
                       Date               Exercise                    Price


Stock Option to
Acquire Common
Stock                  11-22-05           551,121*

Common Stock           ---                None

Class B Stock          ---                None

Warrant to Purchase    ---                2,084,204
Common Stock

                                Shares no Longer Acquirable
                                        on Exercise

$250,000 Negotiable    12-09-05           595,238
Promissory Note due
June 29, 2006

$125,000 Negotiable    12-09-05           222,222
Promissory Note due
March 31, 2006

$125,000 Negotiable    12-09-05           144,927
Promissory Note due
February 28, 2006

$300,000 Negotiable    12-09-05           141,509
Promissory Note due
due December 29, 2005

*    subject to vesting in five annual 20% increments commencing November 22,
     2006

                                   EXHIBIT 1


THIS WARRANT AND ANY SECURITIES ACQUIRED UPON EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN APPLICABLE EXEMPTION TO THE REGISTRATION REQUIREMENTS OF SUCH ACT AND SUCH LAWS. THIS WARRANT AND SUCH SECURITIES MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF EXCEPT IN COMPLIANCE WITH THE CONDITIONS SPECIFIED IN THIS WARRANT, COPIES OF WHICH WILL BE MADE AVAILABLE UPON REQUEST.

                        GENERAL DATACOMM INDUSTRIES, INC.

                          COMMON STOCK PURCHASE WARRANT

No. D-2                                                         December 9, 2005

                                                             Warrant to Purchase
                                                          Shares of Common Stock

         GENERAL DATACOMM INDUSTRIES, INC., a Delaware corporation (the "Corporation"), for value received, hereby certifies that HOWARD S. MODLIN, or his registered assigns (the "Holder"), is entitled to purchase from the Corporation Two Million Eighty Four Thousand Two Hundred Four (2,084,204) (the "Warrant Quantity") duly authorized, validly issued, fully paid and nonassessable shares of Common Stock, par value $0.01 per share, of the Corporation (the "Common Stock"), at a purchase price of $0.575 per share (the "Warrant"), at any time or from time to time on and after the date hereof but prior to 5:00 P.M., New York City time, on December 8, 2012 (the "Expiration Date"), subject to the terms, conditions and adjustments set forth below in this Warrant.

         1. DEFINITIONS. As used herein, unless the context otherwise requires, the following terms shall have the meanings indicated:

         "Business Day" shall mean any day other than a Saturday or a Sunday or any day on which national banks are authorized or required by law to close. Any reference to "days" (unless Business Days are specified) shall mean calendar days.

         "Common Stock" shall have the meaning assigned to it in the introduction to this Warrant, such term to include any stock into which such Common Stock shall have been changed or any stock resulting from any reclassification of such Common Stock.

         "Corporation" shall have the meaning assigned to it in the introduction to this Warrant, such term to include any corporation or other entity which shall succeed to or assume the obligations of the Corporation hereunder in compliance with Section 4.

         "Current Market Price" shall mean, on any date specified herein, the average of the daily Market Price during the 10 consecutive trading days commencing 15 trading days before such date, except that, if on any such date the shares of Common Stock are not listed or admitted for trading on any national securities exchange or quoted in the over-the-counter market, the Current Market Price shall be the Market Price on such date.

         "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended from time to time, and the rules and regulations thereunder, or any successor statute.

         "Expiration Date" shall have the meaning assigned to it in the introduction to this Warrant.

         "Fair Value" shall mean, on any date specified herein (i) in the case of cash, the dollar amount thereof, (ii) in the case of a security, the Current Market Price, and (iii) in all other cases, the fair value thereof (as of a date which is within 20 days of the date as of which the determination is to be made) determined jointly by the Corporation and the Holder; provided, however, that if such parties are unable to reach agreement within a reasonable period of time, the Fair Value shall be determined in good faith, by an independent investment banking firm selected jointly by the Corporation and the Holder or, if that selection cannot be made within ten days, by an independent investment banking firm selected by the American Arbitration Association in accordance with its rules, and provided further, that the Corporation shall pay all of the fees and expenses of any third parties incurred in connection with determining the Fair Value.

         "Holder" shall have the meaning assigned to it in the introduction to this Warrant.

         "Market Price" shall mean, on any date specified herein, the amount per share of the Common Stock, equal to (i) the last reported sale price of such Common Stock, regular way, on such date or, in case no such sale takes place on such date, the average of the closing bid and asked prices thereof regular way on such date, in either case as officially reported on the principal national securities exchange on which such Common Stock is then listed or admitted for trading, (ii) if such Common Stock is not then listed or admitted for trading on any national securities exchange but is designated as a national market system security by the NASD, the last reported trading price of the Common Stock on such date, (iii) if there shall have been no trading on such date or if the Common Stock is not so designated, the average of the closing bid and asked prices of the Common Stock on such date as shown by the NASD automated quotation system, or (iv) if such Common Stock is not then listed or admitted for trading on any national exchange or quoted in the over-the-counter market, the fair value thereof (as of a date which is within 20 days of the date as of which the determination is to be made) determined jointly by the Corporation and the Holder; provided, however, if such parties are unable to reach agreement within a reasonable period of time, the fair value shall be determined in good faith by an independent investment banking firm selected jointly by the Corporation and the Holder or, if that selection cannot be made within ten days, by an independent investment banking firm selected by the American Arbitration Association in accordance with its rules, and provided further, that the Corporation shall pay all of the fees and expenses of any third parties incurred in connection with determining the Market Price.

         "NASD" shall mean the National Association of Securities Dealers, Inc.

         "Other Securities" shall mean any stock (other than Common Stock) and other securities of the Corporation or any other Person (corporate or otherwise) which the holders of this Warrant at any time shall be entitled to receive, or shall have received, upon the exercise of this Warrant, in lieu of or in addition to Common Stock, or which at any time shall be issuable or shall have been issued in exchange for or in replacement of Common Stock or Other Securities pursuant to Section 4 or otherwise.

         "Partial Exercise" shall mean any exercise of this Warrant for less than the Warrant Quantity on the date of such exercise.

         "Person" shall mean any individual, firm, partnership, corporation, trust, joint venture, association, joint stock company, limited liability company, unincorporated organization or any other entity or organization, including a government or agency or political subdivision thereof, and shall include any successor (by merger or otherwise) of such entity.

         "Purchase Price" shall mean $0.575 per share.

         "Restricted Securities" shall mean (i) any warrants bearing the applicable legend set forth in Section 10.1, (ii) any shares of Common Stock (or Other Securities) issued or issuable upon the exercise of this Warrant which are (or, upon issuance, will be) evidenced by a certificate or certificates bearing the applicable legend set forth in such Section, and (iii) any shares of Common Stock (or Other Securities) issued subsequent to the exercise of this Warrant as a dividend or other distribution with respect to, or resulting from a subdivision of the outstanding shares of Common Stock (or Other Securities) into a greater number of shares by reclassification, stock splits or otherwise, or in exchange for or in replacement of the Common Stock (or Other Securities) issued upon such exercise, which are evidenced by a certificate or certificates bearing the applicable legend set forth in such Section.

         "Securities Act" shall mean the Securities Act of 1933, as amended from time to time, and the rules and regulations thereunder, or any successor statute.

         "Warrant" shall have the meaning assigned to it in the introduction to this Warrant.

         "Warrant Quantity" shall have the meaning assigned to it in the introduction to this Warrant.

         2.       EXERCISE OF WARRANT.
                  -------------------

         2.1. Manner of Exercise; Payment of the Purchase Price; Adjustment for Partial Exercise. (a) This Warrant may be exercised by the Holder hereof, in whole or in part, at any time or from time to time through the Expiration Date, by surrendering to the Corporation at its principal office this Warrant, with the form of Election to Purchase Shares attached hereto as Exhibit A (or a reasonable facsimile thereof) duly executed by the Holder and accompanied by payment of the Purchase Price for the number of shares of Common Stock specified in such form.

         (b) Payment of the Purchase Price may be made as follows (or by any combination of the following): (i) in United States currency by cash or delivery of a certified check or bank draft payable to the order of the Corporation or by wire transfer to the Corporation, (ii) by cancellation of such number of the shares of Common Stock otherwise issuable to the Holder upon such exercise as shall be specified in such Election to Purchase Shares, such that the excess of the aggregate Current Market Price of such specified number of shares on the date of exercise over the portion of the Purchase Price attributable to such shares shall equal the Purchase Price attributable to the shares of Common Stock to be issued upon such exercise, in which case such amount shall be deemed to have been paid to the Corporation and the number of shares issuable upon such exercise shall be reduced by such specified number, or
(iii) by surrender to the Corporation for cancellation certificates representing shares of Common Stock of the Corporation owned by the Holder (properly endorsed for transfer in blank) having a Current Market Price on the date of Warrant exercise equal to the Purchase Price.

         (c) In the event of any Partial Exercise of this Warrant, the Warrant Quantity shall be reduced, effective as of the effective date of such Partial Exercise, by such number of shares of Common Stock equal to the difference between (i) the Warrant Quantity on the date of such Partial Exercise and (ii) the number of shares of Common Stock, purchased by the Holder in connection with such Partial Exercise.

         2.2. When Exercise Effective. Each exercise of this Warrant shall be deemed to have been effected immediately prior to the close of business on the Business Day on which this Warrant shall have been surrendered to, and the Purchase Price shall have been received by, the Corporation as provided in
Section 2.1, and at such time the Person or Persons in whose name or names any certificate or certificates for shares of Common Stock (or Other Securities) shall be issuable upon such exercise as provided in Section 2.3 shall be deemed to have become the holder or holders of record thereof for all purposes.

         2.3. Delivery of Stock Certificates, etc.; Charges, Taxes and Expenses. (a) As soon as practicable after each exercise of this Warrant, in whole or in part, and in any event within five (5) Business Days thereafter, the Corporation shall cause to be issued in the name of and delivered to the Holder hereof or, subject to Section 10, as the Holder may direct,

                  (i) a certificate or certificates for the number of shares of Common Stock (or Other Securities) to which the Holder shall be entitled upon such exercise plus, in lieu of issuance of any fractional share to which the Holder would otherwise be entitled, if any, a check for the amount of cash equal to the same fraction multiplied by the Current Market Price per share on the date of Warrant exercise, and

                  (ii) in case such exercise is a Partial Exercise, a new Warrant or Warrants of like tenor, for the balance of the Warrant Quantity, as adjusted pursuant to Section 2.1(c).

         (b) Issuance of certificates for shares of Common Stock upon the exercise of this Warrant shall be made without charge to the Holder hereof for any issue or other incidental expense, in respect of the issuance of such certificates, all of which such taxes and expenses shall be paid by the Corporation.

         2.4. Corporation to Reaffirm Obligations. The Corporation shall, at the time of each exercise of this Warrant, upon the request of the Holder hereof, acknowledge in writing its continuing obligation to afford to such Holder all rights to which such Holder shall continue to be entitled after such exercise in accordance with the terms of this Warrant, provided that if the Holder of this Warrant shall fail to make any such request, such failure shall not affect the continuing obligation of the Corporation to afford such rights to the Holder.

         3.       DIVIDENDS AND DISTRIBUTIONS.
                  ---------------------------

         3.1. General; Warrant Quantity. This Warrant evidences the right to purchase a number of shares of Common Stock equal to the Warrant Quantity, subject to adjustment as provided in Section 2.1(c).

         3.2. Extraordinary Dividends and Distributions. In case the Corporation at any time or from time to time after the date hereof shall declare, order, pay or make a dividend or other distribution (including, without limitation, (i) any distribution of other or additional stock, (ii) other securities or property or (iii) rights, options or warrants to subscribe for purchase or otherwise acquire either shares of Common Stock or securities convertible into or exchangeable for shares of Common Stock, by way of dividend or spin-off, reclassification, recapitalization or similar corporate rearrangement) on the Common Stock other than (a) a dividend payable in shares of Common Stock, then, in each such case, the Corporation shall make proper provision to pay to the Holder of this Warrant, at the time of the exercise of this Warrant such dividend or distribution paid to the holders of the Common Stock, an amount equal to the product of (i) the Warrant Quantity and (ii) the Fair Value of such dividend or distribution, at the time of such dividend or distribution, applicable to one share of Common Stock.

         4.       CONSOLIDATION, MERGER, ETC.
                  --------------------------

         4.1. Adjustments for Consolidation, Merger, Sale of Assets, Reorganization, etc. In case the Corporation after the date hereof (a) shall consolidate with or merge into any other Person and shall not be the continuing or surviving corporation of such consolidation or merger, (b) shall permit any other Person to consolidate with or merge into the Corporation and the Corporation shall be the continuing or surviving Person but, in connection with such consolidation or merger, the Common Stock or Other Securities shall be changed into or exchanged for stock or other securities of any other Person or cash or any other property, (c) shall transfer all or substantially all of its properties or assets to any other Person, or (d) shall effect a capital reorganization or reclassification of the Common Stock or Other Securities, then, and in the case of each such transaction, proper provision shall be made so that, upon the basis and the terms and in the manner provided in this Warrant, the Holder of this Warrant, upon the exercise hereof at any time after the consummation of such transaction, shall be entitled to receive (at the aggregate Purchase Price in effect at the time of such consummation for all Common Stock or Other Securities issuable upon such exercise immediately prior to such consummation), in lieu of the Common Stock or Other Securities issuable upon such exercise prior to such consummation, the highest amount of securities, cash or other property to which such Holder would actually have been entitled as a stockholder upon such consummation if such Holder had exercised this Warrant immediately prior thereto, subject to adjustments (subsequent to such consummation) as nearly equivalent as possible to the adjustments provided for in this Warrant. If additional shares of Common Stock are issued by the Corporation pursuant to a stock split or stock dividend in excess of 5% in any one fiscal year of the Corporation, the number of shares of Common Stock then issuable on exercise shall be increased proportionately with no increase in the total purchase price of the shares of Common Stock then covered herein. In the event that the shares of Common Stock of the Corporation are reduced at any time by a combination of shares, the number of shares of Common Stock then issuable on exercise herein shall be reduced proportionately with no reduction in the total purchase price of the shares of Common Stock then covered herein.

         4.2. Assumption of Obligations. Notwithstanding anything contained in this Warrant to the contrary, the Corporation shall not effect any of the transactions described in clauses (a) through (d) of Section 4.1 unless, prior to the consummation thereof, each Person (other than the Corporation) which may be required to deliver any stock, securities, cash or property upon the exercise of this Warrant as provided herein shall assume, by written instrument delivered to, and reasonably satisfactory to, the Holder of this Warrant, (a) the obligations of the Corporation under this Warrant (and if the Corporation shall survive the consummation of such transaction, such assumption shall be in addition to, and shall not release the Corporation from, any continuing obligations of the Corporation under this Warrant), and (b) the obligation to deliver to the Holder such shares of stock, securities, cash or property as, in accordance with the foregoing provisions of this Section 4, the Holder may be entitled to receive and such Person shall have similarly delivered to the Holder an opinion of counsel for such Person, which counsel shall be reasonably satisfactory to the Holder, stating that this Warrant shall thereafter continue in full force and effect and the terms hereof (including, without limitation, all of the provisions of this Section 4) shall be applicable to the stock, securities, cash or property which such Person may be required to deliver upon any exercise of this Warrant or the exercise of any rights pursuant hereto.

         5. OTHER DILUTIVE EVENTS. In case any event shall occur as to which, the provisions of Section 3 or Section 4 hereof are not strictly applicable or if strictly applicable would not fairly protect the purchase rights of the Holder in accordance with the essential intent and principles of such Sections, then, in each such case, the Board of Directors of the Corporation shall make an adjustment in the application of such provisions, in accordance with such essential intent and principles, so as to preserve, without dilution, the purchase rights represented by this Warrant.

         6. NO DILUTION OR IMPAIRMENT. The Corporation shall not, by amendment of its certificate of incorporation or through any consolidation, merger, reorganization, transfer of assets, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms, and in the taking of all such action, as may be necessary or appropriate in order to protect the rights of the Holder of this Warrant against dilution or other impairment. Without limiting the generality of the foregoing, the Corporation (a) shall not permit the par value of any shares of stock receivable upon the exercise of this Warrant to exceed the amount payable therefor upon such exercise, (b) shall take all such action as may be necessary or appropriate in order that the Corporation may validly and legally issue fully paid and nonassessable shares of stock, free from all taxes, liens, security interests, encumbrances, preemptive rights and charges on the exercise of this Warrant from time to time outstanding, (c) shall not take any action which results in any adjustment of the Warrant Quantity if the total number of shares of Common Stock (or Other Securities) issuable after the action upon the exercise of all of this Warrant would exceed the total number of shares of Common Stock (or Other Securities) then authorized by the Corporation's certificate of incorporation and available for the purpose of issue upon such exercise, and (d) shall not issue any capital stock of any class which is preferred as to dividends or as to the distribution of assets upon voluntary or involuntary dissolution, liquidation or winding up, unless the rights of the holders thereof shall be limited to a fixed sum or percentage of par value or a sum determined by reference to a formula based on a published index of interest rates, an interest rate publicly announced by a financial institution or a similar indicator of interest rates in respect of participation in dividends and to a fixed sum or percentage of par value in any such distribution of assets.

         7.       NOTICES OF CORPORATE ACTION.  In the event of:
                  ---------------------------

         (a) any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, or

         (b) any capital reorganization of the Corporation, any reclassification or recapitalization of the capital stock of the Corporation, any consolidation or merger involving the Corporation and any other Person, any transaction or series of transactions by the Corporation in which more than 50% of the voting securities of the Corporation are transferred to another Person, or any transfer, sale or other disposition of all or substantially all the assets of the Corporation to any other Person, or

         (c) any voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

the Corporation shall mail to each holder of a Warrant a notice specifying (i) the date or expected date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right, and (ii) the date or expected date on which any such reorganization, reclassification, recapitalization, consolidation, merger, transfer, sale, disposition, dissolution, liquidation or winding-up is to take place and the time, if any such time is to be fixed, as of which the holders of record of Common Stock (or Other Securities) shall be entitled to exchange their shares of Common Stock (or Other Securities) for the securities or other property deliverable upon such reorganization, reclassification, recapitalization, consolidation, merger, transfer, dissolution, liquidation or winding-up. Such notice shall be mailed at least 30 days prior to the date therein specified.

         8. REGISTRATION OF COMMON STOCK. If any shares of Common Stock required to be reserved for purposes of exercise of this Warrant require registration with or approval of any governmental authority under any federal or state law (other than the Securities Act) before such shares may be issued upon exercise, the Corporation shall, at its expense and as expeditiously as possible, use its best efforts to cause such shares to be duly registered or approved, as the case may be. At any such time as Common Stock is listed on any national securities exchange, the Corporation shall, at its expense, obtain promptly and maintain the approval for listing on each such exchange, upon official notice of issuance, the shares of Common Stock issuable upon exercise of the then outstanding warrants and maintain the listing of such shares after their issuance; and the Corporation shall also list on such national securities exchange, shall register under the Exchange Act and shall maintain such listing of, any Other Securities that at any time are issuable upon exercise of the Warrants, if and at the time that any securities of the same class shall be listed on such national securities exchange by the Corporation.

         9.       RESTRICTIONS ON TRANSFER.
                  ------------------------

         9.1.     Restrictive Legends. Except as otherwise permitted by this
Section 9, each Warrant (including each Warrant issued upon the transfer of any Warrant) shall be stamped or otherwise imprinted with a legend in substantially the following form:

     "THIS WARRANT AND ANY SECURITIES ACQUIRED UPON THE EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE, AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN APPLICABLE EXEMPTION TO THE REGISTRATION REQUIREMENTS OF SUCH ACT AND SUCH LAWS. THIS WARRANT AND SUCH

     SECURITIES MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF EXCEPT IN COMPLIANCE WITH THE CONDITIONS SPECIFIED IN THIS WARRANT, COPIES OF WHICH WILL BE MADE AVAILABLE UPON REQUEST."

Except as otherwise permitted by this Section 9, each certificate for Common Stock (or Other Securities) issued upon the exercise of any Warrant, and each certificate issued upon the transfer of any such Common Stock (or Other Securities), shall be stamped or otherwise imprinted with a legend in substantially the following form:

     "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE, AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN APPLICABLE EXEMPTION TO THE REGISTRATION REQUIREMENTS OF SUCH ACT AND SUCH LAWS. SUCH SECURITIES MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF EXCEPT IN COMPLIANCE WITH THE CONDITIONS SPECIFIED IN THE COMMON STOCK PURCHASE WARRANT ISSUED BY GENERAL DATACOMM INDUSTRIES, INC., A COMPLETE AND CORRECT COPY OF WHICH IS AVAILABLE FOR INSPECTION AT THE PRINCIPAL OFFICE OF THE ISSUER HEREOF AND WILL BE FURNISHED TO THE HOLDER OF SUCH SECURITIES UPON WRITTEN REQUEST AND WITHOUT CHARGE."

         9.2. Transfer to Comply With the Securities Act. Restricted Securities may not be sold, assigned, pledged, hypothecated, encumbered or in any manner transferred or disposed of, in whole or in part, except pursuant to
(i) an effective registration statement under the Securities Act and/or applicable state securities or Blue Sky laws or (ii) an exemption from registration under the Securities Act which is available.

         9.3.     Termination of Restrictions. The restrictions imposed by this
Section 9 on the transferability of Restricted Securities shall cease and terminate as to any particular Restricted Securities (a) when a registration statement with respect to the sale of such securities shall have been declared effective under the Securities Act and such securities shall have been disposed of in accordance with such registration statement, (b) when such securities are sold pursuant to Rule 144 (or any similar provision then in force) under the Securities Act, or (c) when, in the opinion of both counsel for the Holder and counsel for the Corporation, such restrictions are no longer required or necessary in order to protect the Corporation against a violation of the Securities Act upon any sale or other disposition of such securities without registration thereunder. Whenever such restrictions shall cease and terminate as to any Restricted Securities, the Holder shall be entitled to receive from the Corporation, without expense, new securities of like tenor not bearing the applicable legends required by Section 9.1.

         10.      REPRESENTATIONS OF THE CORPORATION.
                  ----------------------------------

         10.1. Organization and Qualification. The Corporation is a corporation duly organized and validly existing in good standing under the laws of the jurisdiction in which it is incorporated, and has the requisite corporate power to own its properties and to carry on its business as now being conducted. The Corporation is duly qualified as a foreign corporation to do business and is in good standing in every jurisdiction in which the nature of the business conducted by it makes such qualification necessary.

         10.2.    Authorization; Enforcement; Compliance with Other Instruments.
(i) The Corporation has the requisite corporate power and authority to enter into and perform its obligations under this Warrant and to issue the shares of Common Stock issuable upon exercise of this Warrant, (the "Warrant Shares") upon the exercise of this Warrant, in accordance with the terms hereof, (ii) the execution and delivery of this Warrant by the Corporation and the consummation by it of the transactions contemplated hereby and thereby, including, without limitation, the issuance of this Warrant and the reservation for issuance and the issuance of the Warrant Shares, upon exercise of this Warrant, have been duly authorized by the Corporation's Board of Directors and no further consent or authorization is required by the Corporation, its Board of Directors or its stockholders, (iii) this Warrant has been duly executed and delivered by the Corporation, and (iv) this Warrant constitutes valid and binding obligations of the Corporation enforceable against the Corporation in accordance with its terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of creditors' rights and remedies.

         10.3. Issuance of Warrant and Warrant Shares. This Warrant is duly authorized and shall not be subject to preemptive rights or other similar rights of stockholders of the Corporation. The Warrant Shares have been duly authorized and reserved for issuance upon exercise of this Warrant, and upon such exercise, will be validly issued, fully paid and non-assessable, free from all taxes, liens and charges with respect to the issue thereof, and will not be subject to preemptive rights or other similar rights of stockholders of the Corporation.

         10.4. No Conflicts. The execution, delivery and performance of this Warrant by the Corporation, and the consummation by the Corporation of the transactions contemplated hereby (including, without limitation, the issuance of the Warrant Shares) will not (i) result in a violation of any organizational documents governing the Corporation or (ii) violate or conflict with, or result in a breach of any provision of, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any material agreement, indenture or instrument to which the Corporation or any of its subsidiaries is a party, or result in a violation of any law, rule, regulation, order, judgment or decree applicable to the Corporation or any of its subsidiaries or by which any property or asset of the Corporation or any of its subsidiaries is bound or affected. The Corporation is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental or regulatory or self-regulatory agency in order for it to execute, deliver or perform any of its obligations under or contemplated by this Warrant in accordance with the terms hereof. All consents, authorizations, orders, filings and registrations which the Corporation is required to obtain pursuant to the preceding sentence have been obtained or effected on or prior to the date hereof.

         10.5. Investment Company Status. The Corporation is not and, upon issuance of this Warrant or the Warrant Shares, will not be an "investment company," a company controlled by an "investment company" or an "affiliated person" of, or "promoter" or "principal underwriter" for, an "investment company" as such terms are defined in the Investment Company Act of 1940, as amended.

         11. RESERVATION OF STOCK, ETC. The Corporation shall at all times reserve and keep available, solely for issuance and delivery upon exercise of this Warrant and any other warrants outstanding, the number of shares of Common Stock (or Other Securities) from time to time issuable upon exercise of this Warrant and any other warrants then outstanding. All shares of Common Stock (or Other Securities) issuable upon exercise of this Warrant shall be duly authorized and, when issued upon such exercise, shall be validly issued and, in the case of shares, fully paid and nonassessable, with no liability on the part of the holders thereof, and, in the case of all securities, shall be free from all taxes, liens, security interests, encumbrances, preemptive rights and charges. The transfer agent for the Common Stock, which may be the Corporation ("Transfer Agent"), and every subsequent Transfer Agent for any shares of the Corporation's capital stock issuable upon the exercise of any of the purchase rights represented by this Warrant, are hereby irrevocably authorized and directed at all times until the Expiration Date to reserve such number of authorized and unissued shares as shall be requisite for such purpose. The Corporation shall keep copies of this Warrant on file with the Transfer Agent for the Common Stock and with every subsequent Transfer Agent for any shares of the Corporation's capital stock issuable upon the exercise of the rights of purchase represented by this Warrant. The Corporation shall supply such Transfer Agent with duly executed stock certificates for such purpose.

         12.      REGISTRATION AND TRANSFER OF WARRANTS, ETC.
                  ------------------------------------------

         12.1. Warrant Register; Ownership of Warrants. Each Warrant issued by the Corporation shall be numbered and shall be registered in a warrant register (the "Warrant Register") as it is issued and transferred, which Warrant Register shall be maintained by the Corporation at its principal office or, at the Corporation's election and expense, by a Warrant Agent or the Transfer Agent. The Corporation shall be entitled to treat the registered holder of any Warrant on the Warrant Register as the owner in fact thereof for all purposes and shall not be bound to recognize any equitable or other claim to or interest in such Warrant on the part of any other Person, and shall not be affected by any notice to the contrary, except that, if and when any Warrant is properly assigned in blank, the Corporation may (but shall not be obligated to) treat the bearer thereof as the owner of such Warrant for all purposes. Subject to Section 9, a Warrant, if properly assigned, may be exercised by a new holder without a new Warrant first having been issued.

         12.2. Transfer of Warrants. Subject to compliance with Section 9, if applicable, this Warrant and all rights hereunder are transferable, in whole or in part, without charge to the Holder hereof, upon surrender of this Warrant with a properly executed Form of Assignment, attached hereto as Exhibit B, at the principal office of the Corporation, to any family member of the Holder and/or any trust, corporation or other affiliate of any such family member. Upon any partial transfer, the Corporation shall, at its expense, issue and deliver to the Holder a new Warrant of like tenor, in the name of the Holder, which shall be exercisable for such number of shares of Common Stock with respect to which rights under this Warrant were not so transferred. Warrant Shares are transferable, in whole or in part, without charge to the Holder thereof, to any family member of the Holder and/or any trust, corporation or other affiliate of any such family member.

         12.3. Replacement of Warrants. On receipt by the Corporation of evidence reasonably satisfactory to the Corporation of the loss, theft, destruction or mutilation of this Warrant and, in the case of any such loss, theft or destruction of this Warrant, on delivery of an indemnity agreement reasonably satisfactory in form and amount to the Corporation or, in the case of any such mutilation, on surrender of such Warrant to the Corporation at its principal office and cancellation thereof, the Corporation, at its expense, shall execute and deliver, in lieu thereof, a new Warrant of like tenor.

         12.4. Adjustments To Number of Shares. Notwithstanding the number of shares of Common Stock purchasable upon exercise of this Warrant, any Warrant theretofore or thereafter issued may continue to express the same number of shares of Common Stock as are stated in this Warrant, as initially issued.

         12.5. Fractional Shares. Notwithstanding any adjustment in the number of shares of Common Stock covered by this Warrant or any other provision of this Warrant, the Corporation shall not be required to issue fractions of shares upon exercise of this Warrant or to distribute certificates which evidence fractional shares. In lieu of fractional shares, the Corporation shall make payment to the Holder, at the time of exercise of this Warrant as herein provided, in an amount in cash equal to such fraction (after aggregation of all shares and fractional shares to be issued upon such exercise) multiplied by the Current Market Price of a share of Common Stock on the date of Warrant exercise.

         13. REMEDIES; SPECIFIC PERFORMANCE. The Corporation stipulates that there would be no adequate remedy at law to the Holder of this Warrant in the event of any default or threatened default by the Corporation in the performance of or compliance with any of the terms of this Warrant and accordingly, the Corporation agrees that, in addition to any other remedy to which the Holder may be entitled at law or in equity, the Holder shall be entitled to seek to compel specific performance of the obligations of the Corporation under this Warrant, without the posting of any bond, in accordance with the terms and conditions of this Warrant in any court of the United States or any State thereof having jurisdiction, and if any action should be brought in equity to enforce any of the provisions of this Warrant, the Corporation shall not raise the defense that there is an adequate remedy at law. Except as otherwise provided by law, a delay or omission by the Holder hereto in exercising any right or remedy accruing upon any such breach shall not impair the right or remedy or constitute a waiver of or acquiescence in any such breach. No remedy shall be exclusive of any other remedy. All available remedies shall be cumulative.

         14. NO LIABILITIES AS STOCKHOLDER. Nothing contained in this Warrant shall be construed as imposing any obligation on the Holder to purchase any securities or as imposing any liabilities on the Holder as a stockholder of the Corporation, whether such obligation or liabilities are asserted by the Corporation or by creditors of the Corporation.

         15. NOTICES. All notices and other communications (and deliveries) provided for or permitted hereunder shall be made in writing by hand delivery, telecopier, any courier guaranteeing overnight delivery or first class registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

         If to the Corporation:    General DataComm Industries, Inc.
                                   6 Rubber Avenue
                                   Naugatuck, CT 06770
                                   Attention:  Mr. William Henry,
                                   Chief Financial Officer
                                   Fax No: (203) 729-3182

         with copies to:           Weisman Celler Spett & Modlin, P.C.
                                   445 Park Avenue
                                   New York, NY 10022
                                   Attn: Gerald Gordon, Esq.
                                   Fax No: (212) 371-5407


         If to Holder:             Howard S. Modlin
                                   445 Park Avenue
                                   New York, NY 10022
                                   Fax No: (212) 371-5407

         with copies to:           Weisman Celler Spett & Modlin, P.C.
                                   445 Park Avenue
                                   New York, NY 10022
                                   Attn: Gerald Gordon, Esq.
                                   Fax No: (212) 371-5407

         All such notices and communications (and deliveries) shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; when receipt is acknowledged, if telecopied; on the next Business Day, if timely delivered to a courier guaranteeing overnight delivery; and five days after being deposited in the mail, if sent first class registered or certified mail, return receipt requested, postage prepaid; provided, that, the exercise of any Warrant shall be effective in the manner provided in Section 2.

         16. AMENDMENTS. This Warrant and any term hereof may not be amended, modified, supplemented or terminated, and waivers or consents to departures from the provisions hereof may not be given, except by written instrument duly executed by the party against which enforcement of such amendment, modification, supplement, termination or consent to departure is sought.

         17. DESCRIPTIVE HEADINGS, ETC. The headings in this Warrant are for convenience of reference only and shall not limit or otherwise affect the meaning of terms contained herein. Unless the context of this Warrant otherwise requires: (1) words of any gender shall be deemed to include each other gender;
(2) words using the singular or plural number shall also include the plural or singular number, respectively; (3) the words "hereof", "herein" and "hereunder" and words of similar import when used in this Warrant shall refer to this Warrant as a whole and not to any particular provision of this Warrant, and Section and paragraph references are to the Sections and paragraphs of this Warrant unless otherwise specified; (4) the word "including" and words of similar import when used in this Warrant shall mean "including, without limitation," unless otherwise specified; (5) "or" is not exclusive; and (6) provisions apply to successive events and transactions.

         18. CHOICE OF LAW AND VENUE; JURY TRIAL WAIVER. THE VALIDITY OF THIS WARRANT, THE CONSTRUCTION, INTERPRETATION, AND ENFORCEMENT HEREOF, AND THE RIGHTS OF THE PARTIES HERETO WITH RESPECT TO ALL MATTERS ARISING HEREUNDER OR RELATED HERETO SHALL BE DETERMINED UNDER, GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

         THE PARTIES AGREE THAT ALL ACTIONS OR PROCEEDINGS ARISING IN CONNECTION WITH THIS WARRANT SHALL BE TRIED AND LITIGATED ONLY IN THE STATE AND FEDERAL COURTS LOCATED IN THE COUNTY OF NEW YORK, STATE OF NEW YORK. THE CORPORATION AND HOLDER WAIVE, TO THE EXTENT PERMITTED UNDER APPLICABLE LAW, ANY RIGHT EACH MAY HAVE TO ASSERT THE DOCTRINE OF FORUM NON CONVENIENS OR TO OBJECT TO VENUE TO THE EXTENT ANY PROCEEDING IS BROUGHT IN ACCORDANCE WITH THIS SECTION 18.

         THE CORPORATION AND HOLDER HEREBY WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS WARRANT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREIN, INCLUDING CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW OR STATUTORY CLAIMS. THE CORPORATION AND HOLDER REPRESENT THAT EACH HAS REVIEWED THIS WAIVER AND EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. IN THE EVENT OF LITIGATION, A COPY OF THIS WARRANT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

         19. COSTS AND ATTORNEYS' FEES. In the event that any action, suit or other proceeding is instituted concerning or arising out of this Warrant, the Corporation agrees and the Holder, by taking and holding this Warrant agrees, that the prevailing party shall recover from the non-prevailing party all of such prevailing party's costs and reasonable attorneys' fees incurred in each and every such action, suit or other proceeding, including any and all appeals or petitions therefrom.

         IN WITNESS WHEREOF, the Corporation has executed and delivered this Warrant as of the date first above written.


                                       GENERAL DATACOMM INDUSTRIES, INC.

                                       By: /s/ WILLIAM G. HENRY
                                           -------------------------------------
                                           Name:  William G. Henry
                                           Title: Vice President Finance and
                                                  Adminstration


                         [Signature page to the Warrant]

                                                   EXHIBIT A to
                                                   Common Stock Purchase Warrant
                                                   -----------------------------

                                     FORM OF
                           ELECTION TO PURCHASE SHARES

         The undersigned hereby irrevocably elects to exercise the Warrant to purchase ____ shares of Common Stock, par value $0.01 per share ("Common Stock"), of GENERAL DATACOMM INDUSTRIES, INC. and hereby [makes payment of $________ therefor] [or] [makes payment therefor by reduction pursuant to
Section 2.1(b)(iii) of the Warrant of the number of shares of Common Stock otherwise issuable to the Holder upon Warrant exercise by ___ shares] [or] [makes payment therefor by delivery of the following Common Stock Certificates of the Corporation (properly endorsed for transfer in blank) for cancellation by the Corporation pursuant to Section 2.1(b)(iv) of the Warrant, certificates of which are attached hereto for cancellation [list certificates by number and amount]]. The undersigned hereby requests that certificates for such shares be issued and delivered as follows:

ISSUE TO: ______________________________________________________________________
                                     (NAME)

________________________________________________________________________________
                          (ADDRESS, INCLUDING ZIP CODE)

________________________________________________________________________________
                  (SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER)

DELIVER TO: ____________________________________________________________________
                                     (NAME)

________________________________________________________________________________
                          (ADDRESS, INCLUDING ZIP CODE)

         If the number of shares of Common Stock purchased (and/or reduced) hereby is less than the number of shares of Common Stock covered by the Warrant, the undersigned requests that a new Warrant representing the number of shares of Common Stock not so purchased (or reduced) be issued and delivered as follows:

ISSUE TO: ______________________________________________________________________
                                (NAME OF HOLDER)

________________________________________________________________________________
                          (ADDRESS, INCLUDING ZIP CODE)

DELIVER TO: ____________________________________________________________________
                                (NAME OF HOLDER)

________________________________________________________________________________
                          (ADDRESS, INCLUDING ZIP CODE)

Dated: _____________, 20__             [NAME OF HOLDER]

                                       By ______________________________________
                                          Name:
                                          Title:

                                                   EXHIBIT B to
                                                   Common Stock Purchase Warrant

                               FORM OF ASSIGNMENT

         FOR VALUE RECEIVED, the undersigned hereby sells, assigns, and transfers unto the Assignee named below all of the rights of the undersigned to purchase Common Stock, par value $0.01 per share ("Common Stock") of GENERAL DATACOMM INDUSTRIES, INC. represented by the Warrant, with respect to the number of shares of Common Stock set forth below:


Name of Assignee                Address                           No. of Shares
----------------                -------                           -------------



and does hereby irrevocably constitute and appoint ________ Attorney to make such transfer on the books of the Corporation maintained for that purpose, with full power of substitution in the premises.

Dated: _______________, 20__           [NAME OF HOLDER]



                                       _________________________________________
                                        Name:
                                        Title:

                                   EXHIBIT 2


                                 FIFTH AMENDMENT
                     TO ADDITIONAL SENIOR SECURITY AGREEMENT

         FIFTH AMENDMENT, dated AS OF December 9, 2005 (the "Amendment"), to the Additional Senior Security Agreement referred to below, by and among (i) GENERAL DATACOMM INDUSTRIES, INC., a Delaware corporation, GENERAL DATACOMM, INC., a Delaware corporation ("GDC"), DATACOMM LEASING CORPORATION, a Delaware corporation, GDC HOLDING COMPANY, LLC, a Delaware limited liability company, GDC NAUGATUCK, INC., a Delaware corporation, GDC FEDERAL SYSTEMS, INC., a Delaware corporation, GDC REALTY, INC., a Texas corporation (each, a "Borrower" and collectively, the "Debtors") and Howard S. Modlin ("Modlin") and John L. Segall (together with their successors and assigns the "Secured Party")

         WHEREAS, the Debtors are obligated to repay certain indebtedness owing to Ableco Finance LLC as Agent and the Lenders under that certain Loan and Security Agreement dated as of August 20, 2002 (as amended, supplemented and otherwise modified from time to time, the " Senior Loan Agreement");

         WHEREAS, Secured Party has loaned GDC an aggregate of $1,600,000, which was used to pay and replace obligations owed to the Lenders under the Senior Loan Agreement;

         WHEREAS, GDC and the other Debtors have requested Secured Party to extend the maturity of all of the Notes, fifty percent (50%) of which shall be payable one year after the original due date and fifty percent (50%) of which shall be payable two years after the original due date, as reflected by the Amended and Restated Notes (the "Amended and Restated Notes") being issued in exchange for the Notes. The Amended and Restated Notes eliminate the conversion feature of those Notes which are convertible into GDC Common Stock and unpaid accrued interest aggregating $230,945.21 is added to the Amended and Restated Notes. In connection with the transactions, warrants are being issued to Secured Party as consideration.

         NOW THEREFORE, in consideration of the premises and other good and valuable consideration, the parties hereto hereby agree as follows:

         1. Definitions in Amendment. Any capitalized term used herein and not defined shall have the meaning assigned to it in the Additional Senior Security Agreement dated December 30, 2003 between the Debtors and the Secured Party as heretofore amended ( the "Security Agreement").

         2. Replacement Notes. The Amended and Restated Notes aggregating $1,830,945.21 including unpaid accrued interest shall be deemed Notes and Indebtedness under the Security Agreement.

         3. Indebtedness Secured. Paragraph 3 of the Security Agreement entitled "Indebtedness Secured" is amended by adding the following new sentence at the end thereof"The Security Interest granted by Debtors secures payment of any and all indebtedness of Parent and its subsidiaries incurred under the Amended and Restated Notes."

         4.       Miscellaneous.
                  -------------

                  (a) Continued Effectiveness of Security Agreement. Except as otherwise expressly provided herein, the Security Agreement shall continue to be in full force and effect and is hereby ratified and confirmed in all respects. Except as expressly provided herein, the execution, delivery and effectiveness of this Amendment shall not constitute an amendment of any other provision of the Security Agreement.

                  (b) Counterparts. This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

                  (c) Headings. Section headings herein are included for convenience of reference only and shall not constitute a part of this Amendment for any other purpose.

                  (d) Governing Law. This Amendment shall be governed by, and construed in accordance with, the law of the State of New York.

                  IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed and delivered as of the date first above written.

                                       Borrowers:


                                       GENERAL DATACOMM INDUSTRIES, INC.
                                       a Delaware corporation

                                       By ______________________________________

                                       Title: __________________________________


                                       GENERAL DATACOMM, INC.,
                                       a Delaware corporation

                                       By ______________________________________

                                       Title: __________________________________

                                       DATACOMM LEASING CORPORATION,
                                       a Delaware corporation

                                       By ______________________________________

                                       Title: __________________________________


                                       GDC HOLDING COMPANY, LLC,
                                       a Delaware limited liability company

                                       By ______________________________________

                                       Title: __________________________________


                                       GDC FEDERAL SYSTEMS, INC.,
                                       a Delaware corporation

                                       By ______________________________________

                                       Title: __________________________________


                                       GDC NAUGATUCK, INC.,
                                       a Delaware corporation

                                       By ______________________________________

                                       Title: __________________________________


                                       GDC REALTY, INC.,
                                       a Texas corporation

                                       By ______________________________________

                                       Title: __________________________________


                                       Secured Party
                                       -------------

                                       /s/ HOWARD S. MODLIN
                                       -----------------------------------------
                                       Howard S. Modlin


                                       /s/ JOHN L. SEGALL
                                       -----------------------------------------
                                       John L. Segall

                                    EXHIBIT 3


           AMENDED AND RESTATED $343,315.07 NEGOTIABLE PROMISSORY NOTE


                                                               December 9, 2005

         For value received, General DataComm Industries, Inc, having an office at 6 Rubber Avenue, Naugatuck CT 06770 ("Payor"), promises to pay to the order of Howard S. Modlin, having an office at 445 Park Avenue, 15th floor, New York, New York 10022 ("Payee"), with interest at the rate of 10% per annum on the unpaid balance thereof from December 9, 2005, the principal sum of $343,315.07 in lawful money of the United States of America. This Note is payable in two installments with $171,657.54 payable on December 29, 2006 and the balance of $171,657.53 payable on December 29, 2007. This Note may be prepaid at any time without penalty or premium. Interest which accrues during each calendar month shall be paid on the first day of the following calendar month during the term of this Note except the first interest payment shall be made May 1, 2006. This Note evidences amendment and restatement of a loan made to Payor on December 30, 2003 in the sum of $300,000 for the purpose of Payor paying and replacing indebtedness owed to Ableco Financing LLC, as Agent, and the Lenders under Loan and Security Agreement dated as of August 20, 2002. Accrued unpaid interest on the original note replaced by this Note is included in the principal amount payable.

         1. Payment of this Note is unconditional and shall be made without defense, counterclaim or offset, any defense to be asserted in a separate suit. If payment is not made at maturity or upon the occurrence of a Default, then interest shall accrue from such date until paid in full at the rate of 12% per annum or the maximum permitted by law, whichever is less. This Note is secured by a security agreement dated this date.

         2. The term "Default" as used herein shall mean the failure of Payor to pay the principal or interest on this Note when due or the failure of Payor to perform any other obligation (including the security agreement securing this Note) or if an Event of Default exists under the Payor's Loan and Security Agreement with Ableco Finance LLC and such indebtedness is accelerated.

         3. Payor agrees to pay all costs and expenses of collection, including reasonable attorney's fees, in the event of acceleration of this Note by Payee or holder following Default.

         4. Presentation for payment, notice of dishonor, protest and notice of protest are hereby waived.

         5. This Note shall be governed by the laws of the State of Connecticut. The Payor of this Note hereby submits to the exclusive jurisdiction of the courts of general jurisdiction of the State of Connecticut , and hereby waives, and agrees not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement of this Note, that it is not subject thereto or that such action, suit or proceeding may not be brought or it is not maintainable in such courts, or that this Note may not be enforced in or by such courts, or that the suit, action or proceeding is brought in an inconvenient forum, or that the venue of the suit, action or proceeding is improper. Service of process with respect thereto may be made upon Payor by mailing a copy thereof by registered or certified mail, postage prepaid, to such party at its address as provided above.

                                       GENERAL DATACOMM INDUSTRIES, INC.

                                       By: /s/ WILLIAM G. HENRY
                                           -------------------------------------
                                           William G. Henry
                                           Title: Vice President, Finance
                                                  and Administration

                                    EXHIBIT 4


           AMENDED AND RESTATED $143,047.95 NEGOTIABLE PROMISSORY NOTE

                                                                December 9, 2005

         For value received, General DataComm Industries, Inc, having an office at 6 Rubber Avenue, Naugatuck CT 06770 ("Payor"), promises to pay to the order of Howard S. Modlin, having an office at 445 Park Avenue, 15th floor, New York, New York 10022 ("Payee"), with interest at the rate of 10% per annum on the unpaid balance thereof from December 9, 2005, the principal sum of $143,047.95 in lawful money of the United States of America. This Note may be prepaid at any time without penalty or premium. Interest which accrues during each calendar month shall be paid on the first day of the following calendar month during the term of this Note except the first interest payment shall be made May 1, 2006. This Note is payable in two installments with $71,523.98 payable on February 28, 2007 and $71,523.97 payable on February 28, 2008. This Note evidences amendment and restatement of a loan made to Payor by Payee in the sum of $125,000 for the purpose of Payor paying and replacing indebtedness of a similar amount owed to Ableco Finance LLC, as Agent, and the Lenders, under Loan and Security Agreement dated as of August 20, 2002. Accrued unpaid interest on the original note replaced by this Note is included in the principal amount payable.

         1. Payment of this Note is unconditional and shall be made without defense, counterclaim or offset, any defense to be asserted in a separate suit. If payment is not made at maturity or upon the occurrence of a Default, then interest shall accrue from such date until paid in full at the rate of 12% per annum or the maximum permitted by law, whichever is less. This Note is secured by a security agreement dated December 30, 2003, as amended.

         2. The term "Default" as used herein shall mean the failure of Payor to pay the principal or interest on this Note when due or the failure of Payor to perform any other obligation (including the obligations under the security agreement securing this Note) or if an Event of Default exists under the Payor's Loan and Security Agreement with Ableco Finance LLC and such indebtedness is accelerated.

         3. Payor agrees to pay all costs and expenses of collection, including reasonable attorney's fees, in the event of acceleration of this Note by Payee or holder following Default.

         4. Presentation for payment, notice of dishonor, protest and notice of protest are hereby waived.

         5. This Note shall be governed by the laws of the State of Connecticut. The Payor of this Note hereby submits to the exclusive jurisdiction of the courts of general jurisdiction of the State of Connecticut , and hereby waives, and agrees not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement of this Note, that it is not subject thereto or that such action, suit or proceeding may not be brought or it is not maintainable in such courts, or that this Note may not be enforced in or by such courts, or that the suit, action or proceeding is brought in an inconvenient forum, or that the venue of the suit, action or proceeding is improper. Service of process with respect thereto may be made upon Payor by mailing a copy thereof by registered or certified mail, postage prepaid, to such party at its address as provided above.

                                       GENERAL DATACOMM INDUSTRIES, INC.

                                       By: /s/ WILLIAM G. HENRY
                                           -------------------------------------
                                           William G. Henry
                                           Title: Vice President, Finance
                                                  and Administration

                                    EXHIBIT 5


           AMENDED AND RESTATED $146,164.38 NEGOTIABLE PROMISSORY NOTE

                                                                December 9, 2005

         For value received General DataComm Industries, Inc, having an office at 6 Rubber Avenue, Naugatuck CT 06770 ("Payor"), promises to pay to the order of Howard S. Modlin, having an office at 445 Park Avenue, 15th floor, New York, New York 10022 ("Payee"), with interest at the rate of 10% per annum on the unpaid balance thereof from December 9, 2005, the principal sum of $146,164.38 in lawful money of the United States of America. This Note is payable in two installments with $73,082.19 payable on March 31, 2007 and $73,082.19 payable on March 31, 2008. This Note may be prepaid at any time without penalty or premium. Interest which accrues during each calendar month shall be paid on the first day of the following calendar month during the term of this Note except the first interest payment shall be made May 1, 2006. This Note evidences amendment and restatement of a loan made to Payor by Payee in the sum of $125,000 for the purpose of Payor paying and replacing indebtedness of a similar amount owed to Ableco Finance LLC, as Agent, and the Lenders, under Loan and Security Agreement dated as of August 20, 2002. Accrued interest on the original note replaced by this Note is included in the principal amount payable.

         1. Payment of this Note is unconditional and shall be made without defense, counterclaim or offset, any defense to be asserted in a separate suit. If payment is not made at maturity or upon the occurrence of a Default, then interest shall accrue from such date until paid in full at the rate of 12% per annum or the maximum permitted by law, whichever is less. This Note is secured by a security agreement dated December 30, 2003, as amended.

         2. The term "Default" as used herein shall mean the failure of Payor to pay the principal or interest on this Note when due or the failure of Payor to perform any other obligation (including the obligations under the security agreement securing this Note) or if an Event of Default exists under the Payor's Loan and Security Agreement with Ableco Finance LLC and such indebtedness is accelerated.

         3. Payor agrees to pay all costs and expenses of collection, including reasonable attorney's fees, in the event of acceleration of this Note by Payee or holder following Default.

         4. Presentation for payment, notice of dishonor, protest and notice of protest are hereby waived.

         5. This Note shall be governed by the laws of the State of Connecticut. The Payor of this Note hereby submits to the exclusive jurisdiction of the courts of general jurisdiction of the State of Connecticut , and hereby waives, and agrees not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement of this Note, that it is not subject thereto or that such action, suit or proceeding may not be brought or it is not maintainable in such courts, or that this Note may not be enforced in or by such courts, or that the suit, action or proceeding is brought in an inconvenient forum, or that the venue of the suit, action or proceeding is improper. Service of process with respect thereto may be made upon Payor by mailing a copy thereof by registered or certified mail, postage prepaid, to such party at its address as provided above.

                                       GENERAL DATACOMM INDUSTRIES, INC.

                                       By: /s/ WILLIAM G. HENRY
                                           -------------------------------------
                                           William G. Henry
                                           Title: Vice President, Finance
                                                  and Administration

                                   EXHIBIT 6


          AMENDED AND RESTATED $286,095.89 NEGOTIABLE PROMISSORY NOTE

                                                                December 9, 2005

         For value received, General DataComm Industries, Inc, having an office at 6 Rubber Avenue, Naugatuck CT 06770 ("Payor"), promises to pay to the order of Howard S. Modlin, having an office at 445 Park Avenue, 15th floor, New York, New York 10022 ("Payee"), with interest at the rate of 10% per annum on the unpaid balance thereof from December 9, 2005, the principal sum of $286,095.89 in lawful money of the United States of America. This Note is payable in two installments with 143,047.95 payable on June 29, 2007 and $143,047.94 payable on June 29, 2008. This Note may be prepaid at any time without penalty or premium. Interest which accrues during each calendar month shall be paid on the first day of the following calendar month during the term of this Note except the first interest payment shall be made May 1, 2006. This Note evidences amendment and restatement of a loan made to Payor by Payee in the sum of $250,000 for the purpose of Payor paying and replacing indebtedness of a similar amount owed to Ableco Finance LLC, as Agent, and the Lenders, under Loan and Security Agreement dated as of August 20, 2002. Accrued unpaid interest on the original note replaced by this Note is included in the principal amount payable.

         1. Payment of this Note is unconditional and shall be made without defense, counterclaim or offset, any defense to be asserted in a separate suit. If payment is not made at maturity or upon the occurrence of a Default, then interest shall accrue from such date until paid in full at the rate of 12% per annum or the maximum permitted by law, whichever is less. This Note is secured by a security agreement dated December 30, 2003, as amended.

         2. The term "Default" as used herein shall mean the failure of Payor to pay the principal or interest on this Note when due or the failure of Payor to perform any other obligation under this Note (including the obligations under the security agreement securing this Note) or if an Event of Default exists under the Payor's Loan and Security Agreement with Ableco Finance LLC and such indebtedness is accelerated.

         3. Payor agrees to pay all costs and expenses of collection, including reasonable attorney's fees, in the event of acceleration of this Note by Payee or holder following Default.

         4. Presentation for payment, notice of dishonor, protest and notice of protest are hereby waived.

         5. This Note shall be governed by the laws of the State of Connecticut. The Payor of this Note hereby submits to the exclusive jurisdiction of the courts of general jurisdiction of the State of Connecticut, and hereby waives, and agrees not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement of this Note, that it is not subject thereto or that such action, suit or proceeding may not be brought or it is not maintainable in such courts, or that this Note may not be enforced in or by such courts, or that the suit, action or proceeding is brought in an inconvenient forum, or that the venue of the suit, action or proceeding is improper. Service of process with respect thereto may be made upon Payor by mailing a copy thereof by registered or certified mail, postage prepaid, to such party at its address as provided above.

                                       GENERAL DATACOMM INDUSTRIES, INC.

                                       By: /s/ WILLIAM G. HENRY
                                           -------------------------------------
                                           William G. Henry
                                           Title: Vice President, Finance
                                                  and Administration

                                    EXHIBIT 7


           AMENDED AND RESTATED $279,794,52 NEGOTIABLE PROMISSORY NOTE

                                                                December 9, 2005

         For value received, General DataComm Industries, Inc, having an office at 6 Rubber Avenue, Naugatuck CT 06770 ("Payor"), promises to pay to the order of Howard S. Modlin, having an office at 445 Park Avenue, 15th floor, New York, New York 10022 ("Payee"), with interest at the rate of 10% per annum on the unpaid balance thereof from December 9 2005, the principal sum of $279,794.52 in lawful money of the United States of America. This Note is payable in three installments with $69,948.63 payable on September 29, 2006, $139,897.26 payable on September 30, 2007 and the balance of $69,948.63 payable at maturity on September 29, 2008. This Note may be prepaid at any time without penalty or premium. Interest which accrues during each calendar month shall be paid on the first day of the following calendar month during the term of this Note except the first interest payment shall be made May 1, 2006. This Note evidences an amendment and restatement of loan made to Payor by Payee on September 30, 2004 in the sum of $250,000 for the purpose of Payor paying and replacing indebtedness of a similar amount owed to Ableco Finance LLC, as Agent, and the Lenders, under Loan and Security Agreement dated as of August 20, 2002. Accrued unpaid Interest on the original Note replaced by this Note is included in principal amount payable.

         1. Payment of this Note is unconditional and shall be made without defense, counterclaim or offset, any defense to be asserted in a separate suit. If payment is not made on the installment date or at maturity or upon the occurrence of a Default, then interest shall accrue from such date until paid in full at the rate of 12% per annum or the maximum permitted by law, whichever is less. This Note is secured by a security agreement dated December 30, 2003, as amended.

         2. The term "Default" as used herein shall mean the failure of Payor to pay the principal or interest on this Note when due or the failure of Payor to perform any other obligation under this Note when required, or the security agreement securing this Note) or if an Event of Default exists under the Payor's Loan and Security Agreement with Ableco Finance LLC and such indebtedness is accelerated.

         3. Payor agrees to pay all costs and expenses of collection, including reasonable attorney's fees, in the event of acceleration of this Note by Payee or holder following Default.

         4. Presentation for payment, notice of dishonor, protest and notice of protest are hereby waived.

         5. This Note shall be governed by the laws of the State of Connecticut. The Payor of this Note hereby submits to the exclusive jurisdiction of the courts of general jurisdiction of the State of Connecticut, and hereby waives, and agrees not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement of this Note, that it is not subject thereto or that such action, suit or proceeding may not be brought or it is not maintainable in such courts, or that this Note may not be enforced in or by such courts, or that the suit, action or proceeding is brought in an inconvenient forum, or that the venue of the suit, action or proceeding is improper. Service of process with respect thereto may be made upon Payor by mailing a copy thereof by registered or certified mail, postage prepaid, to such party at its address as provided above.


                                       GENERAL DATACOMM INDUSTRIES, INC.

                                       By: /s/ WILLIAM G. HENRY
                                           -------------------------------------
                                           William G. Henry
                                           Title: Vice President, Finance
                                                  and Administration


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